SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

    Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Public Service Company of Colorado (the "Company")


     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1.   Type of the security or securities:
     a)   First Collateral Trust Bonds, Series No. 6
     b)   First Mortgage Bonds, Collateral Series F
2.   Issue, renewal or guaranty:
     a)   issue
     b)   issue
3.   Principal amount of each security:
     a)   $250,000,000
     b)   $250,000,000
4.   Rate of  interest  per  annum  of each  security:
     a) 6.0%
     b) does not bear interest
5.   Date of issue,  renewal or guaranty of each security:
     a) April 20, 1998
     b) April 20, 1998
6.   If renewal of security,  give date of original issue:  Not  applicable.
7.   Date of maturity of each security:
     a)   April 15, 2003
     b)   April 15, 2003
8.   Name of the person to whom each security was issued, renewed or guaranteed:
     a)   Public - investors
     b)   U.S. Bank Trust National Association (trustee)
9.   Collateral given with each security, if any:
     a) Lien on electric property of the Company as provided in Indenture dated as of October 1, 1993 and First Mortgage Bonds, Collateral Series F
     b) Lien on all assets of the Company as provided in Indenture dated as of December 1, 1939
 10. Consideration received for each security:
     a)   $250,000,000
     b) $0 (the First Collateral Trust Bonds, Series No. 6 were issued on the basis of the First Mortgage Bonds, Collateral Series F which were issued to the trustee for the benefit of the bondholders of the First Collateral Trust Bonds, Series No. 6)
11.  Application of proceeds of each security:
     a) Net proceeds used for general corporate purposes and to repay short term and other debt incurred for such purposes.
     b)   Not applicable.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
     a) the provisions contained in the first sentence of Section 6(b): Not applicable
     b) the provisions contained in the fourth sentence of Section 6(b): Not applicable
     c) the provisions contained in any rule of the commission other than Rule U-48: Both issuances.

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13.  If the security or  securities  were exempt from the  provisions of Section
     6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
     Section 6(b).
       Not applicable.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
       Not applicable.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
     Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.
       Rule 52(a)

                                          Public Service Company of Colorado


                                          By: /s/ James D. Steinhilper
                                              _____________________________
                                                  James D. Steinhilper
                                                  Treasurer


Date: April 28, 1998